

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 8, 2020

Nicholas Campanella
Chief Financial Officer
Sun Pacific Holding Corp.
215 Gordon's Corner Road, Suite 1a
Manalapan, NJ 07726

>   **Re: Sun Pacific Holding Corp.**
>   **Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019**
>   **Filed December 7, 2020**
>   **File No. 000-51935**

Dear Mr. Campanella:

　　We have reviewed your December 7, 2020 response to our comment letter and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

　　Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

　　After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 1, 2020 letter.

Amendment No. 1 to Form 10-K for the Fiscal Year Ended December 31, 2019

Item 9A. Controls and Procedures, page 16

1.　　We are reissuing our prior comment. We note your revised disclosure including the section - Management's Report on Internal Control over Financial Reporting however, your disclosure is not consistent with Item 308(a) of Regulation S-K or Rules 13a-15(f) of the Exchange Act. Please revise accordingly. Additionally, we note you revised several areas within the the section - Evaluation of Disclosure Controls and Procedures. However, in doing so it appears you have commingled the disclosure requirement of Item 307 Disclosure Control and Procedures with Item 308 Internal control over financial reporting. Please revise accordingly to separately provide the disclosure requirements of Items 307 and Item 308 of Regulation S-K.

You may contact Scott Stringer at 202-551-3272 or Lyn Shenk at 202-551-3380 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: William Robinson Eilers, Esq